Mail Stop 3561

								March 7, 2006

Richard Shepherd
Saxon Asset Securities Company
4860 Cox Road
Glen Allen, VA 23060

      Re:	Saxon Asset Securities Company
		Registration Statement on Form S-3
		Filed February 9, 2006
		File No. 333-131712

Dear Mr. Shepherd:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

General
5. Please note that all page references under this section are to the
Prospectus Supplement for Certificates unless otherwise stated.
Please confirm that you will make revisions, as necessary, to both prospectus supplements.

Table of Contents, page S-1
6. Please revise the table of contents for the base prospectus such that the page numbers correspond correctly with the page numbering of the base prospectus.




Summary of Terms, page S-5
7. Please identify, in an appropriate section of the summary, each rating agency and the minimum rating that must be assigned per Item
1103(a)(9) of Regulation AB.

The Offered Certificates, page S-6
8. Please revise the fourth paragraph here and in the Prospectus Supplement for Notes, and all such references throughout the registration statement, to ensure that they are consistent with the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."

The Mortgage Loan Pool, page S-24

Conveyance of Subsequent Mortgage Loans, page S-27
9. Please provide a bracketed placeholder to show that you will disclose the percentage of the asset pool and any class or series of asset-backed security represented by the prefunding account.
Refer
to Item 1111(g)(4) of Regulation AB.
10. We note from your disclosure that the underwriting guidelines used in the origination of mortgage loans conveyed subsequent to the offering may differ from those described. Please include a bracketed placeholder to show that you will disclose the underwriting criteria used for additional pool assets to be acquired during the prefunding period and that you will provide a description of the differences from the criteria used to select the current asset pool. Refer to
Item 1111(g)(7) of Regulation AB.

Ratings, S-80
11. Please confirm that the securities will be investment grade at the time of the offering per General Instruction I.B.5.(a)(i) of Form
S-3.

Use of Proceeds, page S-81
12. Please expand the disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds, or confirm that the bracketed placeholder on the bottom of page S-82 will provide this disclosure. Refer to Item 1107(j) of Regulation AB.



Base Prospectus

Registration of the Offered Securities, page 33

Optional Termination, page 45
13. We note that the securities of a series may be terminated at the option of the depositor or "any other party as specified in the related prospectus supplement." If it may be redeemable by the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.
14. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.

The Trusts, page 47

The Mortgage Loans - General, page 54
15. We note from your disclosure on page 60 that the pool assets may include mortgage loans that are one month or more delinquent at the time of the offering. Please confirm that you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Mortgage-Backed Securities, page 63
16. We note that you contemplate including private mortgage-backed securities, including mortgage participations or pass-through certificates, in the asset pool. Please clarify your intention regarding the registration of those underlying securities, if necessary. Refer to Rule 190 of the Securities Act.

Credit Enhancement, page 67

Other Credit Enhancement, page 71
17. Please revise to specify what you mean by your reference to similar arrangements. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.





Part II

Signatures, page II-8
18. Please revise the signature page for the depositor. The registration statement should be signed by the depositor`s principal executive officer, principal financial officer, and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Undertakings, page II-4
19. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (202) 775-8586
	John Arnholz
	McKee Nelson LLP
	1919 M Street, NW
	Washington, DC 20036
Saxon Asset Securities Company
March 7, 2006
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